October 8, 2010

FILED BY EDGAR

Lyn Shenk
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:
SEACOR Holdings Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 25, 2010
Form 10-Q for Fiscal Quarter Ended June 30, 2010
Filed July 29, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 12, 2010
File No. 1-12289

Dear Mr. Shenk:

As per our conversation on October 6, 2010, this letter confirms our receipt by facsimile on September 29, 2010 of the above referenced comment letter and your agreement to an extension of the 10 business day deadline by an additional 10 business days.  Accordingly, we plan to respond no later than October 28, 2010.

Please do not hesitate to contact me at (954) 627-5206 with any questions regarding the foregoing.

Very truly yours,

Paul L. Robinson
Senior Vice President and
General Counsel